UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

International Isotopes Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45972C102

(CUSIP Number)

Joanne Tuckman

Chief Financial Officer

FG2 Advisors, LLC

152 West 57th Street, 24th Floor

New York, New York 10019

(212) 698-9260

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45972C102	2

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Global Master Fund II, Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power
	8.	Shared voting power 4,150,001
	9.	Sole dispositive power
	10.	Shared dispositive power 4,150,001
11	Aggregate amount beneficially owned by each reporting person 4,150,001
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.1%
14.	Type of reporting person (see instructions) OO

CUSIP No. 45972C102	3

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) FG2 Advisors, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power
	8.	Shared voting power 4,150,001
	9.	Sole dispositive power
	10.	Shared dispositive power 4,150,001
11	Aggregate amount beneficially owned by each reporting person 4,150,001
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.1%
14.	Type of reporting person (see instructions) IA

CUSIP No. 45972C102	4

Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) James Passin
Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
SEC use only
Source of funds (see instructions) OO
Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power
	8.	Shared voting power 4,150,001
	9.	Sole dispositive power
	10.	Shared dispositive power 4,150,001
Aggregate amount beneficially owned by each reporting person 4,150,001
Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
Percent of class represented by amount in Row (11) 1.1%
Type of reporting person (see instructions) IN

CUSIP No. 45972C102	5

Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Harvey Sawikin
Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
SEC use only
Source of funds (see instructions) OO
Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power
	8.	Shared voting power 4,150,001
	9.	Sole dispositive power
	10.	Shared dispositive power 4,150,001
Aggregate amount beneficially owned by each reporting person 4,150,001
Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
Percent of class represented by amount in Row (11) 1.1%
Type of reporting person (see instructions) IN

6

Item 1.	Security and Issuer

This Amendment No. 8 (“Amendment No. 8”) to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on July 13, 2007 and amended on January 28, 2008, on April 17, 2008, on November 12, 2008, on September 22, 2009, on March 1, 2010, on November 2, 2010 and on August 26, 2011 with respect to the Common Stock, par value $0.01 per share (the “Common Stock”) of International Isotopes Inc., a Texas corporation (the “Issuer”). The address of the executive offices of the Issuer is 4137 Commerce Circle, Idaho Falls, Idaho, 83401.

Certain terms used but not defined in this Amendment No. 8 have the meanings assigned thereto in the Schedule 13D, as amended. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported on the Schedule 13D, as amended. The Schedule 13D is hereby amended and supplemented by this Amendment No. 8 as follows:

Item 5.	Interest in Securities of the Issuer

(a and b) As of the date of this Amendment No. 8, the Reporting Persons beneficially own an aggregate of 1,766,667 shares of Common Stock (the “Shares”), which represents approximately 0.5% of the Issuer’s total outstanding Common Stock, and they share voting and dispositive power over the Shares. The Reporting Persons also hold warrants for the purchase of shares of Common Stock (the “Warrants”). As a result of the Warrants, the Reporting Persons may be deemed to beneficially own 2,383,334 additional shares of Common Stock, representing approximately 0.6% of the Issuer’s total outstanding Common Stock, that may be issued to the Fund upon the exercise of such Warrants. As of December 19, 2013, the shares beneficially owned and deemed beneficially owned by the Reporting Persons represented approximately 1.1% of the total 371,639,233 shares of Common Stock outstanding of the Issuer (including, for this purpose, shares of Common Stock that would be issued pursuant to the exercise of the Warrants).

(c) On December 12, 2013, Firebird Global Master Fund II, Ltd. (the “Fund”) sold 30,052,965 shares of Common Stock. During the past sixty days, the Reporting Persons have not engaged in any other transactions with respect to the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

By virtue of the relationship between the Reporting Persons, as described in prior amendments of this Schedule 13D, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Amendment No. 8, Mr. Passin, Mr. Sawikin, and FG2 expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by the Fund and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any of Mr. Passin, Mr. Sawikin, or FG2 is a beneficial owner of any such shares.

Item 7.	Material to Be Filed as Exhibits

1. Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2013	Firebird Global Master Fund II, Ltd.

/s/ James Passin
	Name:	James Passin
	Title:	Director

FG2 Advisors, LLC

/s/ James Passin
	Name:	James Passin
	Title:	Principal

/s/ James Passin
	Name:	James Passin

/s/ Harvey Sawikin
	Name:	Harvey Sawikin